VIA EDGAR

Samantha Brutlag, Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:

ARK ETF Trust -- Request for Withdrawal of Certain Post-Effective Amendments to the Registration Statement filed on Form N-1A under the Securities Act of 1933, as amended (File Nos. 333-191019 and 811-22883)

Dear Ms. Brutlag:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, ARK ETF Trust (the “Trust”) respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”) relating to the registration of shares of the ARK Crypto Active ETF (the “Shares”):

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
35	7/18/25	485APOS	0001213900-25-065682
38	9/30/25	485BXT	0001213900-25-093499
42	10/29/25	485BXT	0001213900-25-103417
44	11/26/25	485BXT	0001213900-25-115349
47	12/23/25	485BXT	0001213900-25-124986
51	1/21/26	485BXT	0001213900-26-006090
55	2/20/26	485BXT	0001213900-26-018686

The Trust is making this application for withdrawal of the Amendments because it has determined not to proceed with the registration of the Shares at this time. No Shares have been issued or sold, or will be issued or sold, in connection with the Amendments. This filing is not intended to amend, supersede, or affect any other filings relating to any other series of the Trust.

The Trust respectfully submits that withdrawal of the Amendments is consistent with the public interest and the protection of investors.

Should you have any questions or comments, please contact Allison Fumai at (212) 698-3526.

Sincerely,

/s/ Kellen Carter
Kellen Carter